                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            S. K. Wellman Retirement Savings and Profit Sharing Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                         200 Public Square, Suite 1500
                              Cleveland, Ohio 44114
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AUDITED FINANCIAL STATEMENTS

S. K. Wellman Retirement Savings and Profit Sharing Plan
December 31, 2003 and 2002 and Year Ended December 31, 2003 with Reports of Independent Registered Public Accounting Firms










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            S. K. Wellman Retirement Savings and Profit Sharing Plan

                          Audited Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

                                TABLE OF CONTENTS


Reports of Independent Registered Public Accounting Firms ...............     1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................     3
Statement of Changes in Net Assets Available for Benefits................     4
Notes to Financial Statements............................................     5
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             Report of Independent Registered Public Accounting Firm


Plan Administrator
S. K. Wellman Retirement Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the S. K. Wellman Retirement Savings and Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


                                                          /s/ Grant Thornton LLP

Cleveland, Ohio
June 15, 2004

            Report of Independent Registered Public Accounting Firm

Plan Administrator
S.K. Wellman Retirement Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the S.K. Wellman Retirement Savings and Profit Sharing Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.




                                                 /s/ Ernst & Young LLP

Cleveland, Ohio
June 13, 2003

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            S. K. Wellman Retirement Savings and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31,
                                                        2003             2002
                                                   -----------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                        $       -          $2,897,594
   Hawk Corporation common stock                           -              26,273
Guaranteed Income Fund, at contract value                  -           2,057,228
                                                   -----------------------------
 NET ASSETS AVAILABLE FOR BENEFITS                 $       -          $4,981,095
                                                   =============================


See notes to financial statements.

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            S. K. Wellman Retirement Savings and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2003


Additions:
   Interest income                                                        $   161,753
   Contributions:
     Employer                                                                 177,775
     Employee                                                                 238,247
                                                                          -----------
                                                                              416,022
                                                                          -----------
Total additions                                                               577,775

Deductions:
   Benefit payments                                                           139,672
   Fees and expenses                                                              905
                                                                          -----------
Total deductions                                                              140,577

Net realized and unrealized appreciation
   in fair value of investments                                               741,570

Net transfers to the Friction Products Co. Profit Sharing Plan                (92,652)
Transfer of net assets to the Friction Products Co. Profit Sharing Plan
(see Note 7)                                                               (6,067,211)
                                                                          -----------

Net decrease                                                               (4,981,095)

Net assets available for benefits at beginning of year                      4,981,095
                                                                          -----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                          $         -
                                                                          ===========


See notes to financial statements.

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            S. K. Wellman Retirement Savings and Profit Sharing Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


1.     DESCRIPTION OF THE PLAN

The following description of the S. K. Wellman Retirement Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all non-union employees of the
S. K. Wellman Corporation (the Company and Plan Sponsor) who have at least 30 days of service. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute 1% to 50% (1% to 15% prior to a July 1, 2003 Plan amendment that changed the contribution percentage) of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. The Plan Sponsor matches participant contributions at the rate of 10% of the first 6% of the employee's contribution. The Plan also allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor made a discretionary contribution in February 2004 in the amount of $163,327 for the 2003 Plan year. As a result of the Plan merger as described in Note 7, this contribution was made into the Hawk Corporation 401(k) Retirement Plan.

Forfeitures are used to reduce the amount of matching or discretionary contributions by the Plan Sponsor. There were no forfeited nonvested amounts as of December 31, 2003 and 2002. Plan Sponsor contributions for the year ended December 31, 2002 are net of $7,372 in forfeitures.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

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            S. K. Wellman Retirement Savings and Profit Sharing Plan

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003




1.     DESCRIPTION OF THE PLAN--CONTINUED

VESTING AND DISTRIBUTION

Participants are immediately vested in their contributions and in the Plan Sponsor's matching contributions plus actual earnings thereon. On December 23, 2003 all active participants in the Plan became 100% vested in all Plan Sponsor discretionary contributions plus actual earnings thereon. Prior to that date, participants became vested in their allocated share of any discretionary contributions plus actual earnings thereon at the rate of 33-1/3% after two years of service and 33-1/3% per year thereafter, reaching 100% at the completion of four years of service.

Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

Prior to the Plan merger (see Note 7), the Plan's funds were primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). Upon enrollment in the Plan, a participant may direct Plan Sponsor and employee contributions to any of the investment fund options offered by the Plan, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

TRANSFERS

Net transfers to the Friction Products Co. Profit Sharing Plan represent account balances of participants who had a change in employment status between the Company and Friction Products Co., another Hawk Corporation subsidiary.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration. Brokers' fees are reflected in the net investment return in each participant's account.

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            S. K. Wellman Retirement Savings and Profit Sharing Plan

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


2.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION -- GUARANTEED INCOME FUND

The Plan has entered into an investment contract, the Guaranteed Income Fund
(Fund), with CIGNA. CIGNA maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by CIGNA, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.0% and 4.4% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

INVESTMENT VALUATION -- ALL OTHER INVESTMENTS

All other investments are stated at fair value as determined by CIGNA, on the last business day of the Plan year. All investments of the plan are fully participant-directed.

USE OF ESTIMATES


The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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            S. K. Wellman Retirement Savings and Profit Sharing Plan

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003



3.     INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                                            NET REALIZED
                                                           AND UNREALIZED
                                                            APPRECIATION
                                                           IN FAIR VALUE
                                                           OF INVESTMENTS
                                                           --------------

        Pooled separate accounts                           $      727,160
        Hawk Corporation common stock                              14,410
                                                           --------------

                                                           $      741,570
                                                           ==============


The fair value of individual investments that represented 5% or more of the Plan's net assets at December 31, 2002 are as follows:



       Guaranteed Income Fund                      $2,057,228
       S&P 500 Index Fund                             731,027
       Janus Worldwide Fund                           422,158
       White Oak Growth Stock Fund                    419,671
       CIGNA Lifetime 40 Fund                         322,089

4.     PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all participant account balances would be distributed based upon the value of the participant's account balance on the termination date.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


5.     INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.     PARTIES OF INTEREST

Transactions with parties-in-interest consist of purchases and sales of CIGNA sponsored funds. Such transactions are exempt from being prohibited transactions.

7.     PLAN MERGER

In December 2003, the Plan merged with, and all of its net assets were transferred, on a participant account basis, into the Friction Products Co. Profit Sharing Plan (Merged Plan). Effective January 1, 2004, the Merged Plan was renamed the Hawk Corporation 401(k) Retirement Plan (Successor Plan). Effective January 1, 2004, the participants of the Merged Plan became participants in, and subject to the provision of the Successor Plan.

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                               INDEX TO EXHIBITS

23.1     Consent of Grant Thornton LLP

23.2     Consent of Ernst & Young LLP


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        S. K. Wellman Retirement Savings and Profit Sharing Plan



Date: June 25, 2004

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator